SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Pride International, Inc.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74153Q102
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                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102            SCHEDULE 13D


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1.   NAME OF REPORTING PERSON                                   Seadrill Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [_]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*                                                         WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                Bermuda

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                    7. SOLE VOTING POWER                                     -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                           16,500,000
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER 16,500,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     16,500,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     9.5%

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14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 74153Q102            SCHEDULE 13D

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1.   NAME OF REPORTING PERSON                              Hemen Holding Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                         AF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 Cyprus

--------------------------------------------------------------------------------
                    7. SOLE VOTING POWER                                     -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                           16,500,000
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER                       16,500,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     16,500,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     9.5%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 74153Q102            SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                    John Fredriksen

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                         OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                Bermuda

--------------------------------------------------------------------------------
                    7. SOLE VOTING POWER                                     -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                           16,500,000
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER                       16,500,000

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     16,500,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     9.5%

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14. TYPE OF REPORTING PERSON                                                  IN

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

CUSIP NO. 74153Q102            SCHEDULE 13D


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock (the "Common Stock") of Pride International, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5847 San Felipe, Suite 3300, Houston, Texas 77057.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed on behalf of:

(i) Seadrill Limited, a Bermuda corporation ("Seadrill"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); and (iii) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen").

Seadrill, Hemen, and Mr. Fredriksen are collectively referred to as the "Reporting Persons."

Hemen is the principal shareholder of Seadrill. Mr. Fredriksen indirectly controls Hemen and is the Chairman, President and a Director of Seadrill.

(a., b., c. and f.) (i) The address of Seadrill's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Seadrill is an international offshore drilling contractor providing services within drilling and well services.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Seadrill is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Seadrill. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.


John Fredriksen        Chairman and President    Mr. Fredriksen's principal
                                                 business address is c/o
                                                 Frontline Ltd., 4th Floor,
                                                 Par-la-Ville Place,
                                                 14Par-la-Ville Road, Hamilton
                                                 HM 08, Bermuda. Mr. Fredriksen
                                                 is also the Chairman, Chief
                                                 Executive Officer, President
                                                 and Director of Frontline Ltd.,
                                                 an international shipping
                                                 company engaged primarily in
                                                 transporting crude oil and oil
                                                 products. Mr. Fredriksen is a
                                                 citizen of Cyprus.

Tor Olav Troim         Director and Vice         Mr. Troim's principal business
                       President                 address is c/o Ship Finance
                                                 International Limited, 4th
                                                 Floor, Par-la-Ville Place, 14
                                                 Par-la-Ville Road, Hamilton HM
                                                 08, Bermuda. Mr. Troim also
                                                 serves as a Director and the
                                                 Chief Executive Officer of both
                                                 Ship Finance International
                                                 Limited, an international
                                                 shipping company primarily
                                                 engaged in the ownership and
                                                 operation of vessels and
                                                 offshore related assets, and
                                                 Golden Ocean Group Ltd., a
                                                 Bermuda based drybulk shipping
                                                 company. Mr. Troim is a citizen
                                                 of Norway.

Kate Blankenship       Director                  Ms. Blankenship's principal
                                                 business address is c/o
                                                 Frontline Ltd., 4th Floor,
                                                 Par-la-Ville Place, 14
                                                 Par-la-Ville Road, Hamilton HM
                                                 08, Bermuda. Ms. Blankenship
                                                 also serves as a Director of
                                                 Frontline Ltd., Golar LNG Ltd.,
                                                 Ship Finance International
                                                 Limited, Knightsbridge Tankers
                                                 Limited and Golden Ocean Group
                                                 Limited. Ms. Blankenship is a
                                                 citizen of the United Kingdom.

Kjell E Jacobsen       Director                  Mr. Jacobsen's principal
                                                 business address is c/o Energy
                                                 Ventures AS, Kongsgardbakken 1,
                                                 4005 Stavanger Norway. Mr.
                                                 Jacobsen also serves as a
                                                 partner in Energy Ventures AS.
                                                 Mr. Jacobsen was chief
                                                 executive officer of Seadrill
                                                 Management AS from 2005 until
                                                 2008. Mr. Jacobsen is a citizen
                                                 of Norway.

Kathrine Fredriksen    Director                  Ms. Fredriken's principal
                                                 business address is c/o
                                                 Frontline Ltd., 4th Floor,
                                                 Par-la-Ville Place, 14
                                                 Par-la-Ville Road, Hamilton HM
                                                 08, Bermuda. Ms. Fredriksen
                                                 also serves as an employee of
                                                 Arcadia Petroleum, an oil
                                                 trading company, and has served
                                                 as a director of Frontline
                                                 Ltd., since February, 2008. Ms.
                                                 Fredriksen is a citizen of
                                                 Norway.

Alf C. Thorkildsen     Chief Executive Officer   Seadrill Management AS is a
                       President of Seadrill     wholly-owned subsidiary of
                       Management AS             Seadrill, and its principal
                                                 business is the commercial
                                                 management of Seadrill's
                                                 subsidiaries, including the
                                                 chartering and insurance of its
                                                 assets. Mr.Thorkildsen's
                                                 principal business address is
                                                 c/o Seadrill Management AS,
                                                 Finnestadveien 27, Stavanger,
                                                 Norway. Mr. Thorkildsen is a
                                                 citizen of Norway.

Trond Brandsrud        Chief Financial           Mr. Brandsrud's principal
                       Officer of                business address is c/o
                       Seadrill Management AS    Seadrill Management AS,
                                                 Finnestadveien 27, Stavanger,
                                                 Norway . Mr. Brandsrud is a
                                                 citizen of Norway.


(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Dimitris Hannas Director Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Kyriakos Kazamias      Director    Mr. Kazamias' principal business address is
                                   Deana Beach Apartments, Block 1, 4th Floor,
                                   Promachon Eleftherias Street, Ayios
                                   Athanasios, CY - 4103 Limassol, Cyprus. Mr.
                                   Kazamias is a citizen of Cyprus.

Costas Pallaris        Director    Mr. Pallaris' principal business address is
                                   Deana Beach Apartments, Block 1, 4th Floor,
                                   Promachon Eleftherias Street, Ayios
                                   Athanasios, CY - 4103 Limassol, Cyprus. Mr.
                                   Pallaris is a citizen of Cyprus.

(vi) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline Ltd. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 shares of Common Stock held in the account of Seadrill was $6,967,840, representing the working capital of Seadrill.

As described in Item 6 below, on January 15, 2009, Seadrill entered into a forward contract with Nordea Bank Finland, Plc ("Nordea"), effective as of January 20, 2009, whereby Seadrill agreed to purchase 8,229,200 shares of Common Stock from Nordea on July 18, 2009, for a purchase price of $285,647,052.88. On April 15, 2009, Seadrill entered into an additional forward contract, whereby Seadrill agreed to purchase 8,070,800 shares of Common Stock from DnB NOR Markets ("DNB") on July 20, 2009, for a purchase price of $291,428,517.20.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

The Reporting Persons have acquired their shares of Common Stock for investment. The Reporting Persons evaluate their investment in the shares of Common Stock on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a. and b.) According to the Issuer's most recent quarterly report on Form 10-Q, there were 173,579,332 shares of Common Stock issued and outstanding as of April 28, 2009. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Hemen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 15, 2009, Seadrill entered into a forward contract with Nordea, effective as of January 20, 2009, whereby Seadrill agreed to purchase 8,229,200 shares of Common Stock from Nordea on July 18, 2009, for a purchase price of $285,647,052.88. On April 15, 2009, Seadrill entered into an additional forward contract, whereby Seadrill agreed to purchase 8,070,800 shares of Common Stock from DnB on July 20, 2009, for a purchase price of $291,428,517.20.

--------------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.

Exhibit B - Forward Contract dated April 15, 2009.

Exhibit C - Forward Contract dated January 15, 2009.*

* Incorporated herein by reference to Seadrill's Schedule 13D/A which was filed with the U.S. Securities and Exchange Commission on January 23, 2009.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 1, 2009


SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  June 1, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    EXHIBIT B

                      FORWARD CONTRACT DATED APRIL 15, 2009

[DnB NOR Markets Letterhead]


Seadrill Ltd
C/O Seadrill Management AS
P.O. Box 110 N-4001 STAVANGER

                                                              Bergen, 16.04.2009


                                  Confirmation

                                    CONTRACT
                                       FOR
                                 THE PURCHASE OF
                                 AD-HOC FORWARD

The purpose of this agreement (this "Confirmation") is to confirm the terms and conditions of the Contract entered into between Seadrill Ltd ("The Buyer") and DnB NOR Bank ASA ("The Seller") on the Trade Date specified below (the "Contract").


The terms of the Contract to which this Confirmation relates are as follows:


Trade date:                       April 15th 2009

Time:                             CET 22:00

Buyer:                            Seadrill Limited

Buyers number/safe acc:           000102511012

Deposit account pledged as        1250.04.00410
collateral:

Seller:                           DnB NOR Bank ASA - DnB NOR Markets

Sellers settlement account no.:   000102511012

Underlying Shares:                PRIDE INTL INC (PDE)

Number of Shares:                 8,070,800

Forward price per Share:          USD 36.109

Total Purchase Price:             USD 291,428,517.20

Transaction type:                 Forward with delivery of the Shares.

                                  The forward contract cannot generally be traded. It may only be sold pursuant to a separate agreement with DnB NOR Bank ASA.

Closing trade:                    A closing trade may be executed, but only at
                                  the Total Purchase Price.

Settlement Date:                  July 20th 2009

Settlement:                       On the Settlement Date the Seller shall
                                  deliver the Shares upon the Buyer's payment of the Total Purchase Price. The delivery shall be deemed to be on time if the Shares are available on the deposit account specified above on or before the Settlement
                                  Date. Payment shall be deemed to be on time if the Total Purchase Price is available on the Seller's settlement account as specified above on or before the Settlement Date.
                                  Timely delivery is conditional on the Buyer's timely payment.

Dividend:                         In the event that the underlying Share is
                                  suspended from quotation on the stock
                                  exchange, the contract may be completed if it was entered into before the date of suspension, cfr. article 9-4 of the Norwegian
                                  Securities Trading Act.

Collateral:                       DnB NOR Markets shall at all times ensure
                                  that it has satisfactory collateral for the due performance of the Buyer's obligations, cfr. article 9-5 of the Norwegian Securities
                                  Trading Act. The collateral shall be
                                  furnished in the form of a cash deposit and the Buyer must sign 6 declaration of pledge.
                                  The amount of the collateral shall at all time meet DnB NOR Markets' requirements.

                                  Upon entry into the contract the collateral shall comprise 20% of the Total Purchase Price. For the duration of the Contract additional collateral shall be furnished that corresponds to the unrealised loss the forward contract entails for the Buyer, calculated as the Total Purchase Price minus the value of the Underlying Shares, if such loss equals more than 25% of the value of the collateral pledged on entry into this contact. The value of the Shares shall be computed on the basis of the stock market price or a value set by DnB NOR Markets as Calculation Agent.

                                  The Buyer shall furnish the required
                                  additional collateral on the same day that Buyer receives notice from DnB NOR Markets that the current collateral is insufficient. If such additional collateral is not furnished that day, this constitutes an event of Default and the Buyer is entitilet to carry out such measures as set out in this contract, cfr. Default.

Address for Notices to the Buyer: Seadrill Limited
                                  c/o Seadrill Management AS
                                  P.O. Box 110 N-4001 STAVANGER

                                  Attention:  Harald Grosfjeld

                                  Email:      harald.grosfjeld@seadrill.com

                                  Phone:      +47 51 30 96 95

                                  Fax:        +47 51 30 96 88

Address for Notices to the        DnB NOR Bank ASA
Seller:                           DnB NOR Markets KSC
                                  P.O. Box 7100
                                  N-5020 BERGEN

                                  Attention:  Securities Finance

                                  Phone:      +47 55 21 96 69

                                  Fax:        +47 56 12 87 80

                                  To achieve additional collateral being
                                  received the same day notice to Buyer will be given by phone or fax. Fax shall be deemed received when a confirmed answerback is received at the end of the transmission. However if a communication is received after business hours on any business day or on a day which is not a business day in the place of receipt it shall be deemed to be received and become effective on the next business clay in the place of receipt.

Default: In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NCR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims

                                  If the realisation of the pledged collate-al does not cover the Total Purchase Price, OnB NOR Markets is entitled to sell Underlying Shares, for the Buyer's account and risk, to cover the Total Purchase Price. Such sales shall be at the stock market price or another price that is considered to be reasonable given the market position set by DnB NOR Markets as Calculation Agent.

                                  The Buyer is liable for any outstanding, uncovered portion of the Total Purchase Price and is not limited to the balance on the collateral account at the time in question.

                                  The Buyer is liable and shall indemnify Seller for any loss, expence or obligation of whatever kind incurred by the Buyer as a direct or indirect consequence of the Buyers Default.

Calculation Agent:                DnB NOR Markets

Adjustments:                      In the event of changes in the share capital
                                  or other special circumstances in the company that issued the Underlying Shares, this contract shall be adjusted by DnB NOR Markets as Calculation Agent in accordance with the rules for Trades in Derivative Contracts on the Oslo Stock Exchange and the rules for Clearing of Trades in Derivative Contacts in
                                  VPS Clearing ASA to the extent that this is appropriate. The same applies in the event that the Underlying shares have been delisted on the Settlement Day.

Relationship                      Between Parties: Each party will be deemed to
                                  represent to the other party on the date on which it enters into a Contract that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Contract):

(a) Non-Reliance:                 It is acting for its own account, and it has
                                  made its own independent decisions to enter into th.at Contract and as to whether that Contract is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or a recommendation to enter into that Contract;
                                  it being understood that information and explanations related to the terms and conditions of a Contract shall not be considered investment advice or a recommendation to enter into that Contract.
                                  No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Contract.

(b) Assessment and Understanding: It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of that Contract. It is also capable of assuming, and assumes, the risk of that Contract. The relevant balance on the collateral account does not constitute an upper limit for loss the Buyer could incur and the Byers liability for the Contract is not limited to this amount.

(c) Status of the Parties:        The other party is not acting as a fiduciary
                                  for or an advisor to it in respect of that Contract.

(d) Responsibility:               It is the responsibility of the Buyer to
                                  comply with any reporting or disclosure
                                  requirements or other obligations according to laws and/or regulations as they apply from time to time.

(e) Governing Law:                Any disputes under the Contract shall be
                                  decided according to Norwegian law with the Oslo municipal court as the agreed court of venue.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:

      DnB NOR Bank ASA
      DnB NOR Markets KSC
      P.O. Box 7100 N-5020 BERGEN

Yours sincerely,                    Confirmed as of the date first above written
For DnB NOR Bank ASA                for Seadrill Limited



/s/ Mari E. Hordvik                       /s/ Harald Grosfjeld
Name: Mari E. Hordvik               Name: Harald Grosfjeld
Title: Operational Officer                Title: Vice President
                                                 Seadrill Management AS


/s/ Lene T. Barikmo
Name: Lene T. Barikmo
Title: Operational Officer







SK 25542 0002 998726